Point Blank Solutions, Inc.
2102 SW 2nd Street
Pompano Beach, Florida 33069

June 15, 2009

BY EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549
Attn: David Burton, Staff Accountant

Re:          Point Blank Solutions, Inc.
Item 4.01 Form 8-K
Filed June 4, 2009
File No. 001-13112

Dear Mr. Burton:

Point Blank Solutions, Inc. (the “Company”) hereby acknowledges receipt of the comment letter dated June 8, 2009 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced matter.  For your convenience, we reproduced the text of the Staff’s comments in italics and our responses appear immediately below each comment.

Form 8-K dated May 29, 2009

Item 4-01.  Changes in Registrant’s Certifying Accountant

1.
We note that the firm, MarcumRachlin, a division of Marcum LLP, is not registered with the Public Company Accounting Oversight Board (United States) or “PCAOB.” Please advise us as to the status of any proposed or pending registration. Section 102 of the Sarbanes-Oxley Act of 2002 makes it unlawful after October 22, 2003 for any person that is not a registered public accounting firm (i.e., registered with the PCAOB) to prepare or issue, or to participate in the preparation or issuance of, any audit report (or review report) with respect to any issuer.  You must engage a new accountant that is a publicly registered accounting firm to perform review or audit work for the company.  Please file a new Item 4 Form 8-K after you have engaged new accountants that are registered with the PCAOB.  Also, provide all of the disclosures required by Item 304 of Regulation S-K regarding the period of engagement, as applicable, of MarcumRachlin.

On June 1, 2009, the Company’s independent registered public accounting firm, Rachlin LLP, merged with and into Marcum & Kliegman LLP (the “Merger”).  Such firms have informed the Company that each of them was registered with the PCAOB at the time of the Merger.

June 15, 2009

On June 1, 2009, following the closing of the Merger, Marcum & Kliegman LLP changed its name to “Marcum LLP” and began doing business in Florida under the name “MarcumRachlin, a division of Marcum LLP.”  Marcum LLP has informed the Company that, on June 1, 2009, it notified the PCAOB of the Merger and submitted the appropriate documentation to the PCAOB to begin the process of changing its registration to reflect its new name.  Marcum LLP has informed the Company that “Marcum LLP” is now listed on the PCAOB’s records as a registered public accounting firm and that the PCAOB’s website will be updated shortly to reflect the change.

Based on the foregoing, the Company does not believe that it is required to engage a new registered public accounting firm to perform review or audit work for the Company.

2.
To the extent that you amend the Form 8-K to comply with our comments, please obtain and file and updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree.

The Company does not believe that it is required to file an amendment to its Form 8-K dated May 29, 2009 to comply with the Staff’s comments.

* * * * *

As requested by the Staff, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or request any further information, please contact Michelle Doery at (954) 630-0900, ext. 331 or mdoery@pbsinc.com.

Very truly yours,

POINT BLANK SOLUTIONS, INC.

/s/ Michelle Doery
Name:	Michelle Doery
Title:	Chief Financial Officer

cc:           James Henderson, Point Blank Solutions, Inc.
Nicole Mannarino, MarcumRachlin, a division of Marcum LLP
Jeffrey Spindler, Esq., Olshan Grundman Frome Rosenzweig & Wolosky LLP